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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                               ATRION CORPORATION
                       (Name of Subject Company (Issuer))

                               ATRION CORPORATION
                       (Name of Filing Person (Offeror))

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   049904105
                     (CUSIP Number of Class of Securities)

                                EMILE A. BATTAT
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATRION CORPORATION
                             ONE ALLENTOWN PARKWAY
                            ALLEN, TEXAS 75002-4211
                                 (972) 390-9800
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies To:
                           B. G. MINISMAN, JR., ESQ.
                      BERKOWITZ, LEFKOVITS, ISOM & KUSHNER
                       420 20TH STREET NORTH, SUITE 1600
                           BIRMINGHAM, ALABAMA 35203
                                 (205) 328-0480

                           CALCULATION OF FILING FEE

         Transaction Valuation:                 Amount of Filing Fee:
             $17,250,000(1)                           $3,450(2)**

(1) Calculated solely for the purpose of determining the filing fee, based upon the purchase of 500,000 shares of Common Stock at the tender offer price per share of $34.50.

(2)      Calculated as 1/50th of 1% of the Transaction Value.

**       Previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     $3,450           Filing Party:   Atrion Corporation
Form or Registration No.:   Schedule TO      Date Filed:     November 26, 2001


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[ ]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  INTRODUCTION

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, dated November 26, 2001, as amended on December 7, 2001, filed by Atrion Corporation (the "Company"), a Delaware corporation, with the Securities and Exchange Commission (the "Schedule TO") relating to an offer by the Company to purchase up to 500,000 shares of its common stock, par value $.10 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended, are hereinafter referred to as the "Shares") at a price of $34.50 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 26, 2001 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer and the Schedule TO.

Item 11   ADDITIONAL INFORMATION

Item 11(b) is hereby supplemented to reflect the following amendments to the
Offer:

         (i) Section 1 of the Offer to Purchase is hereby amended by deleting the following paragraph from that Section:

         "The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tendered all Shares owned beneficially and who, as a result of proration, would then own beneficially an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase by the number of Shares purchased through the exercise of such right."

         (ii)     Section 6 of the Offer to Purchase is hereby amended by:

                  (A)      Deleting the word "or" from the end of paragraph
         (d);

                  (B) Replacing the period at the end of paragraph (e) with a semicolon and immediately thereafter adding the word "or;" and

                  (C) Adding the following paragraph immediately after paragraph (e):

         "(f) the Company determines that the completion of the tender offer and the purchase of the Shares may cause the Shares to be eligible for deregistration under the Exchange Act or to cease to be authorized to be quoted on The Nasdaq Stock Market."


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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ATRION CORPORATION

                                    By: /s/ Emile A. Battat
                                       ----------------------------------------
                                    Name: Emile A. Battat
                                    Title:  Chairman, President and
                                            Chief Executive Officer

Dated: December 14, 2001


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